SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. A# 1)


                                VIDEOSERVER, INC.
                   -------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                   -------------------------------------------------
                         (Title of Class of Securities)

                                    9269T8103
                               ------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                                  SCHEDULE 13G/A

CUSIP NO. 9269T8103

- --------------------------------------------------------------------------------

1)   Name of Reporting Person
     S.S. or I.R.S Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC., a California corporation

- --------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group
     (See Instructions)                           (b)


- --------------------------------------------------------------------------------

3)   SEC Use Only

- --------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     California
- --------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                          None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                         440,000 shares in the aggregate for all Reporting
                         Persons and as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                     None

                    (8)  Shared Dispositive Power

                         440,000 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

- -------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     440,000 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

- --------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

- --------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                   3.35%

- --------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IA
     (See Instructions)

- --------------------------------------------------------------------------------

Item 1.
- ------

     (a) The Name of issuer as to whose securities this statement relates is VideoServer, Inc. (the "Issuer").


     (b) The address of Issuer's principal place of business is 5 Forbes Road, Lexington, MA 02173.


Item 2.
- ------

     (a-c) This statement is being filed by Amerindo Investment Advisors Inc., a California corporation whose principal executive offices are located at One Embarcadero Center, Suite 2300, San Francisco, California, 94111 ("Amerindo"). All of the subject securities have been purchased by Amerindo in the ordinary course of its business as am investment advisor and not with the purpose of effecting changing or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Exchange Act. Amerindo is registered as an investment advisor under the Investment Advisors Act of 1940, as amended.

     (d-e) This statement is being filed as to the Common Stock of VideoServer, Inc., Cusip Number 9269T8103.

Item 3.
- -------

     (a-d)     Inapplicable.

     (e) This statement is being filed by a registered investment advisor.

     (f-h)     Inapplicable.


Item 4.  Ownership.
- ------   ---------

     (a-c)     As of April 30, 1996, Amerindo owned an aggregate of 440,000 shares of Common Stock of the Issuer, constituting 3.35% of the class outstanding, determined based on the Issuers Form 10K for the Year ended December 31, 1995 (with beneficial ownership being expressly disclaimed).


Item 5.   Ownership of Five Percent or Less of a Class.
- ------    --------------------------------------------

          Inapplicable.


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.
- ------    ---------------------------------------------------------------

          The subject shares are all owned by clients of Amerindo. No such person's interest in the securities included in this report exceeds 5% of the class outstanding.


Item 7.   Identification and Classification of the Subsidiary Which
- ------    ---------------------------------------------------------
          Acquired the Security Being Reported on By the Parent Holding
          -------------------------------------------------------------
          Company.
          -------

          Inapplicable.

Item 8.   Identification and Classification of Members of the Group.
- ------    ---------------------------------------------------------

          Inapplicable.


Item 9.   Notice of Dissolution of Group.
- ------    ------------------------------

          Inapplicable.

Item 10.  Certification.
- -------   -------------

     By signing below, the undersigned certify that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                 SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.


                                             AMERINDO INVESTMENT ADVISORS INC.,
                                             a California corporation


                                             By: /s/ Alberto W. Vilar
                                                 ------------------------------
                                                 ALBERTO W. VILAR, PRESIDENT

                                   EXHIBIT A

                               VIDEOSERVER, INC.

                                  COMMON STOCK

                                   9269T8103


We hereby agree that the within Statement on Schedule 13G regarding our beneficial ownership of Common Stock is filed on behalf of each of us.


                                        AMERINDO INVESTMENT ADVISORS INC.,
                                        a California corporation

                                        By:  /s/ Alberto W. Vilar
                                            ------------------------------------
                                             ALBERTO W. VILAR, PRESIDENT